SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Allis-Chalmers Corporation
(Name of Issuer)

Common Stock, par value $0.15 per share
(Title of Class of Securities)

019645407
(CUSIP Number)

Brad L. Whitlock, Esq.
Jackson Walker L.L.P.
901 Main Street
Suite 6000
Dallas, Texas 75202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2002
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Energy Spectrum Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Energy Spectrum Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Energy Spectrum LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Sidney L. Tassin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) James W. Spann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) James P. Benson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Leland B. White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) Thomas O. Whitener, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 11,664,029

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 11,664,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,664,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.32%

14	TYPE OF REPORTING PERSON* IN

ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

     Security: Common Stock of Allis-Chalmers Corporation (“Common Stock”).

     Issuer: Allis-Chalmers Corporation (“Issuer”), 8150 Lawndale Avenue, Houston, Texas 77012.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”):

     Energy Spectrum Partners, LP (“ES Partners”) is a Delaware limited partnership, the principal business of which is investments. The principal business address of ES Partners, which also serves as its principal office, is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225.

     Energy Spectrum Capital LP (“ES Capital”) is a Delaware limited partnership, the principal business of which is serving as the general partner of ES Partners, and activities related thereto. The principal business address of ES Capital, which also serves as its principal office, is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225. Sidney L. Tassin is President, James W. Spann is Chief Investment Officer and Thomas O. Whitener Jr. is Chief Operating Officer of ES Capital. It has no other executive officers.

     Energy Spectrum LLC (“ES LLC”) is a Texas limited liability company, the principal business of which is serving as the general partner of ES Capital and activities related thereto. The principal business address of ES LLC, which also serves as its principal office, is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225. Messrs. Tassin, Spann, Benson, White and Whitener are the members and managers of ES LLC, and Messrs. Tassin (President), Whitener (Chief Operating Officer) and Spann (Chief Information Officer) are executive officers of ES LLC. It has no other executive officers. No person owns more than 50% of the outstanding membership interests of ES LLC.

     The principal occupation of each of Messrs. Tassin, Spann, Benson, White and Whitener is investments. The principal business address of each of them, which also serves as their principal office, is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225.

     The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a “group” exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ES Partners acquired all of its Common Stock in exchange for all of the capital stock of Strata Directional Technology, Inc. (“Strata”), a Texas corporation, owned by ES Partners. See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to a Stock Purchase Agreement dated effective February 1, 2002, which transaction was closed on February 7, 2002, ES Partners sold all of its capital stock in Strata to the Issuer in exchange for 6,559,863 shares of Common Stock, a presently exercisable warrant to purchase 437,500 shares of Common Stock at an exercise price of $.15 per share and 3,500,000 shares of Issuer’s Series A 10% Cumulative Convertible Preferred Stock (“Preferred Stock”), which preferred shares are presently convertible into 4,666,666 shares of Common Stock. In the event all of the outstanding shares of Preferred Stock, except one, are not redeemed by the Issuer prior to the first anniversary of the closing, the Issuer will issue ES Partners an additional warrant to purchase 875,000 shares of Common Stock at an exercise price of $.15 per share.

     Pursuant to the terms of the Preferred Stock, ES Partners has the right to elect three (3) members of Issuer’s board of directors. ES Partners has designated Messrs. Whitener, Spann and Michael D. Tapp to serve on the Issuer’s board of directors. ES Partners, as the holder of the Preferred Stock, also has the right to elect additional directors in the event its shares are not redeemed as required by the terms of the Preferred Stock, and to approve specified major decisions made by the Issuer. On February 1, 2003, the conversion price of the Preferred Stock will be lowered to the lesser of (i) $.60 per share or (ii) 75% of the average closing prices of the Common Stock for the ten (10) trading days prior to that date. All except one share of the Preferred Stock must be redeemed by the Issuer upon the occurrence of certain events as required by the terms of the Preferred Stock.

     Each of the Reporting Persons acquired shares of Common Stock as an investment.

     The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) to take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on February 7, 2002, each of ES Partners, ES Capital and ES LLC may be deemed to be the beneficial owner of 11,664,029 shares of the Common Stock, which constitutes approximately 47% of the shares of the Common Stock outstanding on February 7, 2002, according to information provided by the Issuer (the “Outstanding Shares”). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     The Reporting Persons have not purchased shares of Stock in open market transactions.

     (d)  Not applicable

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Persons, except for the constituent documents of ES Partners, ES Capital and ES LLC, (which do not specifically address the securities of the Issuer), there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:

     (a)  ES Partners and the Issuer have entered into a Registration Rights Agreement granting ES Partners two demand registrations and an unlimited number of piggyback registrations with respect to the shares owned by ES Partners.

     (b)  ES Partners, the Issuer, Munawar H. Hidayatallah (President of the Issuer) and Wells Fargo Energy Capital, Inc. have entered into a Shareholders’ Agreement whereby Wells Fargo Capital, Inc. will have the right to “tag-along” on any sales of the Issuer’s stock by either ES Partners or Mr. Hidayatallah, on equal economic terms, except that these rights do not apply to sales pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Stock Purchase Agreement
Exhibit 7.2	Certificate of Designation, Preferences and Rights of the Series A 10% Cumulative Convertible Preferred Stock of Allis-Chalmers Corporation
Exhibit 7.3	Warrant
Exhibit 7.4	Registration Rights Agreement By and Among Allis-Chalmers Corporation and Energy Spectrum Partners, LP
Exhibit 7.5	Shareholders’ Agreement Among Allis-Chalmers Corporation and the Shareholders and Warrantholder who are Signatories hereto

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

DATED: February 19, 2002	ENERGY SPECTRUM PARTNERS, LP

	By:	Energy Spectrum Capital LP, General Partner
		By:	Energy Spectrum LLC, General Partner

			By:	/s/ Thomas O. Whitener, Jr.

Its:

ENERGY SPECTRUM CAPITAL LP

		By:	Energy Spectrum LLC, General Partner

			By:	/s/ Thomas O. Whitener, Jr

Its:

ENERGY SPECTRUM LLC

	By:	/s/ Thomas O. Whitener, Jr

Its:

/s/ Sidney L. Tassin Sidney L. Tassin

/s/ James W. Spann James W. Spann

/s/ James P. Benson James P. Benson

/s/ Leland B. White Leland B. White

/s/ Thomas O. Whitener, Jr. Thomas O. Whitener, Jr.